FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca increases 2024 dividend by 7%

11 April 2024

 AstraZeneca increases 2024 dividend by 7%

AstraZeneca announced today that the Board intends to increase the annualised dividend for 2024 by $0.20 to $3.10 per share, underlining the company's confidence in its performance and cash generation. This takes into account other capital allocation priorities as well as previously announced acquisitions and business development.

Michel Demaré, Chair, AstraZeneca said: "The Board is delighted to announce a 7% increase to the dividend, taking it to $3.10 per share. This uplift is in line with our progressive dividend policy, which remains unchanged, and reflects the continuing strength of AstraZeneca's investment proposition for shareholders."

No changes are planned to the Company's normal dividend payment timetable, which is:
●
First interim dividend - announced with half-year results and paid in September.
●
Second interim dividend - announced with full-year results and paid in March.

The Board also reaffirms its commitment to AstraZeneca's progressive dividend policy.

Notes

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary